Boundless Robotics

Profit and Loss
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Income			
Prize Money	10,500.00	0.00	$10,500.00
Sales	0.00	0.14	$0.14
Sales of Product Income	1,275.88	20,002.47	$21,278.35
Swag Income	219.30	72.85	$292.15
Uncategorized Income	0.00	0.21	$0.21
Total Income	**$11,995.18**	**$20,075.67**	**$32,070.85**
Cost of Goods Sold			
Cost of Goods Sold	1,608.00	30,554.52	$32,162.52
Total Cost of Goods Sold	**$1,608.00**	**$30,554.52**	**$32,162.52**
GROSS PROFIT	**$10,387.18**	**$ -10,478.85**	**$ -91.67**
Expenses			
Accounting Services	2,000.00	4,250.00	$6,250.00
Advertising & Marketing	36,885.11	17,698.09	$54,583.20
Bank Charges & Fees	1,250.97	2,352.96	$3,603.93
Contractors	219,773.98	194,357.42	$414,131.40
Design and Engineering Services	29,116.03	0.00	$29,116.03
Insurance	4,468.68	10,155.28	$14,623.96
Interest Paid	0.00	0.00	$0.00
Legal & Professional Services	34,120.09	40,133.50	$74,253.59
Meals & Entertainment	3,167.20	707.81	$3,875.01
Office Supplies & Software	7,655.06	10,389.77	$18,044.83
Other Business Expenses	0.00	5,078.76	$5,078.76
R&D	32,077.80	98,758.28	$130,836.08
Rent & Lease	0.00	220.50	$220.50
Shipping and Postage	1,140.25	2,714.75	$3,855.00
Taxes & Licenses	566.00	601.72	$1,167.72
Travel	2,845.36	655.96	$3,501.32
Uncategorized Expense	0.00	25.21	$25.21
Utilities	573.55	189.85	$763.40
Total Expenses	**$375,640.08**	**$388,289.86**	**$763,929.94**
NET OPERATING INCOME	**$ -365,252.90**	**$ -398,768.71**	**$ -764,021.61**
NET INCOME	**$ -365,252.90**	**$ -398,768.71**	**$ -764,021.61**